ITEM 1 - BUSINESS.

GENERAL

J-Bird Music Group LTD ("the Company") was incorporated in the State of Pennsylvania on June 7, 1991. J-Bird is authorized by its articles of incorporation to issue 25,000,000 shares of $.001 par value of common stock, of which approximately 9,206,000 shares were outstanding as of December 31, 1997.

J-Bird Music Group LTD was formerly known as Caltron, Inc. The name was changed on October 8, 1997 upon acquiring J-Bird Records, Inc., the first World Wide Web Recording Label TM. Prior to acquiring J-Bird Records, Inc., the Company was in the business of developing and producing electron beam sterilization and ozone production equipment. Upon management's decision to realign its business by acquiring J-Bird Records, it sold its interests in these businesses, with the exception of a five percent (5%)equity interest in Feild Technologies,LLC("FTL").

BACKGROUND

From June 7, 1991 until November 15, 1995, the Company had no operations, owned no properties and was inactive.

On November 15, 1995, the Company entered into an agreement with a company called Laminar Fluid Controls ("Laminar") under which the Company purchased seven patents relating to fluid control technologies and equipment. Laminar assigned all of its rights, title and interest in said patents to the Company and in return received 100,000 shares of the Company's common stock. Laminar's valves solve many problems such as eliminating pressure spikes in hydraulic lines, regulating precise pressures and flows, and providing long lasting operation in many applications which currently wear out valves in days or weeks.

On April 22, 1997, the Company entered into an Option Agreement with Feild Technologies,LLC("FTL"),a company based in Bangor, Maine. Under this agreement, the Company merged all seven domestic and foreign valve patents, previously acquired from Laminar, into FTL for a five percent(5%)equity position in FTL.In the event the Company does not receive distributions of at least $100,000 on or before December 31, 2000, it shall be entitled to increase its interest in FTL from 5% to 10%, and the other members' interests in FTL shall be reduced on a basis proportionate to their relative interests. FTL is an operating company run by the original inventor of the patented valve technology. FTL owns a number of fluid control ideas and is in the process of obtaining additional patents.

On May 3, 1996, the Company entered into an agreement with Rhode Island Renal Institute ("RIRI") and Brooks Porter ("Porter"). RIRI and Porter entered into a Development and Investment Agreement ("D&I Agreement") and pursuant to the D&I Agreement, RIRI agreed to provide financial support, clinical testing facilities and supplies to Porter to assist his development of the Renal Ozone Sterilization System ("ROSS"). Under the agreement with the Company, RIRI and Porter assigned to the Company the right to manufacture and distribute ROSS, and any other interests or rights created by the D & I Agreement between or among Porter and RIRI. In accordance with the agreement between the Company and RIRI, RIRI received One Hundred Twenty-five Thousand (125,000) shares of restricted common stock of the Company.

ROSS is a dialyzer sterilization technology currently in development stage. The technology involves the generation of ozonated water and the use of this water as the dialyzer sterilant. The device is used to generate the ozonated water and use the ozonated water to sterilize filters in kidney dialysis machines. The use of this ozonated water to sterilize said filters is the subject of a patent application which has been filed by RIRI and Porter.

On July 28, 1997, the Company signed a letter of intent with a private investor group to sell its interest in the ROSS technology to said investor group. This agreement called for the Company to assign all of its rights, title and interest in the patent pending and the ROSS project to a newly formed company called the ROSS Corporation in exchange for the return of 1,375,000 shares of the Company's common stock. The ROSS Corporation, using the letter of intent, offered to exchange one share of ROSS Corporation stock for one share of stock of the Company. This exchange offer was open to all shareholders of the Company on a first come, first served basis. The exchange offer was for the period between July 28, 1997 and December 15, 1997. The ROSS Corporation was not able to get commitments for the required 1,375,000 shares of the Company's common stock and the offer was revoked on December 15, 1997. The letter of intent thereafter expired and became null and void.

In December, 1997, the ROSS Corporation signed an agreement with the Company where the ROSS Corporation is going to buy the Company's interest in the ROSS project for $500,000 and have executed said Agreement and promissory note for that amount. In connection with this transaction the Company recognized a loss of $1,810,000.

On June 14, 1996, the Company entered into an agreement with a company called Applied Advanced Technologies, Inc. ("AAT") and an individual named Tovi Avnery ("Avnery") to acquire an interest in AAT and for AAT to acquire an equity interest in the Company. Under the terms of this Agreement, the Company received an interest in the rights, title and interest in and to an electron beam technology. Under this agreement, the Company was to advance a total of Three Hundred Thousand ($300,000) dollars to AAT in three installments of One Hundred Thousand ($100,000) dollars, AAT received a total of $350,000. In return, the Company received One Hundred Fourteen Thousand Five Hundred Forty-six (114,546) shares of common stock of AAT, representing forty-five (45%) percent ownership in the company. Avnery also received One Hundred Thirty Thousand (130,000) shares of restricted common stock of the Company.

The electron beam technology developed by AAT can apply to the fields of sterilization, ozone generation, fuel atomization, curing inks and coatings, treatment of various surfaces, and hazardous waste cleanup. The electron beam technology is a method of generating electrons in a vacuum, accelerating them into a beam, and then projecting the beam into air through a thin membrane or "window". The proprietary feature of the technology is a newly developed window technology and the unique simplified and compact design of the system.

On April 18, 1997, the Company and AAT entered into an agreement whereby AAT was to buy back the Company's equity position in AAT, conditional upon approval of financing. If the transaction was completed, the Company would have received $4,000,000 for its equity position in AAT. On May 21, 1997, the Company was advised by AAT that it had been unable to secure the potential financing under the April 18, 1997 Agreement to buy back the Company's equity position in AAT. A dispute arose over certain monthly payments and the Company and AAT agreed to go to arbitration, pursuant to their Letter Agreement dated June 14, 1996, to clarify the terms of the Letter Agreement and to determine whether the Company was obligated to continue funding AAT's research and development operations. Through mediation, the Company decided to conclude its relationship with AAT.

On July 15, 1997, the Company and AAT entered into a Memorandum of Understanding. In accordance with this Memorandum of Understanding, AAT will pay to the Company $350,000 plus interest, not to exceed $500,000, by July 31, 1999. In September, 1997, the Company executed a Release and Assignment of Interest in AAT, to be held in escrow until said monies owed to the Company have been paid in full. The Company and AAT entered into a Pledge Agreement in favor of the Company, wherein AAT permitted the pledge of all issued and outstanding shares of capital stock of AAT, as well as its patent/patent pending in a certain Electron Beam Accelerator, to secure AAT's obligation to make certain deferred payments to the Company under a certain Promissory Note of even date. AAT also executed a Release and Assignment of Interest in the Company. All shares of common stock of the Company owned by AAT or Avnery are to be returned to the Company.

On July 28, 1997, the Company entered into a Letter of Intent with J-Bird Records, Inc., a Connecticut corporation. On October 7, 1997, the Company entered into a Stock Purchase Agreement with the shareholders of J-Bird Records, Inc. to exchange their shares of J-Bird Records for the equivalent number of shares of the Company. The total number of shares exchanged in this transaction was 4,358,000. Upon entering into these agreements, the Company acquired J-Bird Records, Inc. On October 8, 1997, the Company changed its name to J-Bird Music Group LTD. J-Bird Records, Inc., is a wholly owned subsidiary of J-Bird Music Group LTD.

J-Bird Records, Inc.("J-Bird") is the first World Wide Web Recording Label TM. The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through its on-line record store.

The Company's Website provides a comprehensive entertainment and information resource enabling users to search and sample music and artist information interactively through sound and graphics, including on-line "sound stations" for each artist and the J-Bird on-line "radio station". When an artist signs a recording contract with the Company, such artist's music is posted on the Company's Website in digital form for downloading using either Real Audio TM or Shockwave TM "plug-ins". The Website contains a webpage for each of the Company's artists. Users who are interested in the music they sample may purchase it immediately on-line. Users can also obtain information on specific artists and related concert tours, music events and other promotions and read recent articles on the favorite J-Bird artists. J-Bird designs, produces and distributes CD's on-line and in the traditional retail chains around the country. Artists, either new or established, who want more control over the production and distribution of their music, select and contract with J-Bird. J-Bird and the artists then share in the proceeds of the CD sales. By giving tens of millions of Internet users worldwide access to the music of these artists, J-Bird fills a niche not addressed by radio, music videos, and traditional music retailers.

Each new artist that signs with J-Bird is required to submit a master recording, sample art work and pay a nominal fee of currently $1,250 for which the artist automatically receives 125 CDs to sell for $10 each in order to recoup their investment. The artist can also elect to purchase 1,000 CDs upon signing at $2.25 each and the set up fee of $1,250 is waved. The artist executes a Recording Contract with J-Bird which requires the artist to produce one compilation of music for J-Bird during the three year term of their contract. Pursuant to the Recording Contract, J-Bird has the exclusive rights, in perpetuity, to manufacture, advertise, sell and distribute such compilation. In return, the artist receives a 12% royalty on the sales of all CDs produced. If the artist enters into a recording contract with another record label during the three-year term, J-Bird will receive a royalty of 2% of all sales for the first album produced by such artist with such new record label. J-Bird currently has 260 artists in the J-Bird catalogue.

J-Bird has chosen the Internet as its primary marketing vehicle because the Internet provides a low-cost method of providing, displaying and selling different styles and genres of music to a worldwide audience. The Internet also allows J-Bird to target sales to the largest music-buying population, the 15 to 24 age group, which also represents the highest concentration of Internet users. J-Bird's Website offers content-rich music genre sites for rock, pop, alternative, country, urban, rap, jazz, gospel, classical and world music, through the combination of audio, graphics, and text. J-Bird's genre and artist web pages allow users to target music and information based on personal interests. J-Bird believes that this approach provides a stimulating and entertaining on-line environment which establishes a community atmosphere and promotes consumer-driven product sales. J-Bird believes that the Company's business will greatly benefit from the growth of the Internet.

The Company believes that on-line sales of recorded music will compliment the traditional retail channel and will expand overall music sales because of the on-line medium's ability to capitalize on the ongoing shift in demographics of music buyers; to reach a growing international consumer market and to offer the consumer easier access to a broad range of titles. J-Bird also believes that the ability to gather and process data resulting from customer purchases and usage will facilitate targeted promotional efforts in the highly segmented recorded music market. The Internet also provides access to international markets for recorded music which are growing faster than the U.S. market.

In addition, the Company gathers important information about demographics and consumer preferences from users of its Website. This information permits the Company to target subsequent promotions to a particular customer group or geographic area. The Company believes that this practice will enable the Company to market its artists in an efficient, cost-effective manner by targeting the most likely buyers for such artists music. In the future, the Company expects to promote its artists through the use of its radio station and on-line "chat-rooms" intended to spark interest in a particular music genre or artist. The Company believes that its strategy of interactive sales on the Internet combined with targeted promotions will enable it to build a loyal customer base.

Traditional record companies typically incur high promotional and other costs in the distribution of their music, providing a strong disincentive to sign unproven bands. J-Bird's low-cost approach of relying upon listeners' interests, which has already attracted over 250 new artists to the J-Bird label, will continue to do so, and will allow the Company to compete on a cost-effective basis with other record companies. The Company feels that the use of it's interactive Website, it's on-line radio station, and it's targeted advertising, promotion and distribution, creates a new medium for the music industry that permits it to reach music buyers throughout the world and that has the potential to shift the way music is marketed to consumers.

In November, 1997, J-Bird announced that three of it's recording artists were featured on the Pepsiworld.com Website for the months of November and December. Pepsi's new generation of web clients are able to view videos, listen to sound samples, get biographical information and link directly to the J-Bird Records web site to purchase CDs.

Also in November, 1997, J-Bird announced that AudioNet added twenty five (25) J-Bird recording artists to their on-line CD Jukebox. AudioNet is a pioneer in the music industry in helping artists promote and sell their music through broadcasting on the Web.

J-Bird also competes in the distribution and sale of recorded music directly with established record label companies and with other music producers and distributors, including Polygram, Time Warner, EMI, Columbia and Phillips. In November, J-Bird was approached by Navarre Corporation ("Navarre"). J-Bird entered into a three-year exclusive retail distribution Agreement with Navarre. Navarre, one of the leading independent distributors of music and interactive software, distributes to retail accounts throughout the nation, including, Tower Records, The Musicland Group (which includes Media Play, Sam Goody, Musicland and On-Cue), Blockbuster, Best Buy, Wherehouse, Camelot, HMV, Borders and Circuit City as well as all the leading One Stops. Under the Agreement, Navarre will distribute J-Bird products nationally through its retail distribution relationships.

The Company has 6 employees.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

J-Bird derives its revenues from four principle sources: (i) sales of compact disks ("CDs") directly to the artists for resale to consumers, (ii) fees paid by artists to sign recording contracts, (iii) CD sales on the J-Bird Website; and (iv) retail CD sales.

J-Bird's strategy to develop products and services for the music entertainment business was primarily responsible for its net loss for the years ended December 31, 1996 and 1997. The Company has only a limited operating history in its operations upon which an evaluation of J-Bird and its prospects can be based. Accordingly, J-Bird believes that the results of its operations for the past two years, during which time the Company had minimal revenues, are not meaningful indications of future performance. J-Bird incurred losses from continuing operations of $232,000 for the year ended December 31, 1996 and $537,000 for the year ended December 31, 1997.

The Company currently intends to increase substantially its operating expenses as a result of the Company's strategic alliances, to fund increased sales and marketing, to enhance its existing website and to complete strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorship programs to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below for the years ended
December 31,1997, 1996 and 1995 were derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results
of Operations" and the Consolidated Financial Statements and related Notes appearing elsewhere in the registration statement. The data includes the results of operations of J-Bird Records, Inc. since the date of acquisition,
October 7, 1997.
                        1997             1996              1995
Net sales                    $13,226         $-0-               $-0-

Gross profit            $5,910               $-0-               $-0-

Loss from disposition
of assets                     $(2,610,250)         -0-                -0-

Net loss                $(3,147,701)         $(473,310)         $(38,110)

Net loss per share      $(.62)                    $(.17)        $(.02)

Working capital              $151,710        $1,458        $86

Total Assets            $3,327,924           $3,228,146         $86

Long term liabilities        $10,880         $8,000        $10,949

Shareholders Equity
(Deficit)                     $2,828,228          $3,145,147         $(10,865)

The registrant did not have operations prior to 1995.

RESULTS OF OPERATIONS

Fiscal Year Ended 1997 Compared to 1996

1997 operations include the operations of J-Bird Records, Inc., since October 7, 1997 the date of acquisition.

Advertising and promotion increased by approximately $54,000 due to the acquisition of J-Bird Records, Inc.

Professional fees increased by approximately $154,000 due to the acquisition of J-Bird Records, the disposition of the investments in AAT and the ROSS project and the settlement agreement with David Rager described in Item 8 Legal proceedings.

Amortization and depreciation decreased by approximately $123,000 due to the disposition of the ROSS project and the write-off of the patents acquired from Laminar Fluid Controls.

Travel and entertainment increased by approximately $36,000 due to the acquisition of J-Bird Records, Inc.

Administrative expenses decreased by approximately $62,000 primarily to due to the decrease in bad debt expense of $45,000.

The loss from disposition of assets in 1997 is from the disposition of the investments in AAT, the ROSS project and the write-off of the patents acquired from Laminar Fluid Controls.

The bad debt recovery for $40,000 relates to the $45,000 bad debt expense in 1996.

Sales in 1997 relate to the sales by J-Bird Records, Inc., since October 7, 1997 the date of acquisition.

FISCAL YEAR ENDED 1996 COMPARED TO 1995

Amortization and depreciation increased by approximately $228,000 due to the investments in the ROSS project, AAT and the patents acquired from Laminar Fluid Controls.

Consulting fees increased by $109,000 due to the increase in operating and investment activity by the Registrant.

Administrative expenses increased by approximately $100,000 due to the increase in operating and investment activity by the Registrant and bad debt expense of $45,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations and capital expenditures primarily from equity financings and loans from shareholders. At December 31, 1997, the Company had a cash balance of $0.00. The Company expects negative cash flow from operations to continue for the foreseeable future, as it continues to develop and market its operations. Inflation has not had any material impact on the Company's operations.

While the Company has positive working capital at December 31, 1997 the $500,000 note receivable responsible for the positive working capital is due on December 31, 1998. Until that payment is received the Company must obtain external financing to meet its current obligations.

The Registrant is pursuing long term financing for its operating activities. No source of financing has occurred to date and there can be no assurance that financing will be available, or if available, that it will be on acceptable terms. The ability to finance existing and future operations will be dependent upon external sources.

J-Bird Records, Inc. purchased $30,000 worth of computer and office equipment in 1996. In 1997, J-Bird created a website on the Internet for $136,000.

The Company does not have any material commitments for capital expenditures in 1998.

In 1996, the Company sold 1,030,000 shares of stock pursuant to subscription agreements for $643,000.

In 1997, the Company sold 1,355,666 shares of stock pursuant to subscription agreements for $613,000.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No.130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No.130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations. SFAS No.131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No.131 is required to be adopted for the Company's 1998 year-end financial statements. The Company is evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

RISKS ASSOCIATED WITH THE YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

The Company intends to conduct an analysis in 1998 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect the Company and its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis.

The failure of a major supplier subject to the Year 2000 issue to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company. In addition, most of the purchases from the Company's website are made with credit cards, and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 issues that are not rectified by their credit card providers.





ITEM 3 - PROPERTIES

The Company's principal place of business is an office located at 396 Danbury Road, Wilton, Connecticut 06897. The office facility consists of approximately 1800 square feet and is being leased pursuant to a thirty-six month lease expiring in July, 2000 for a monthly lease payment of $2638.00. This does not include overhead charges or salaries.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the
Company, as of December 31, 1997, with respect to the beneficial ownership of the Company's common stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding stock, (ii) each director of the Company, (iii) the Chief Executive Officer of the Company, and
(iv) all current directors and executive officers as a group.
Beneficial owner        Amount beneficially owned   Percentage of shares owned
John J. Barbieri        2,960,000               32.2%
IMM International,
Inc.                2,270,000 <F2>              24.7
Douglas G. McCaskey     450,000                  4.8
Hope D. Trowbridge 250,000                  2.7
Asa L. Fish             135,000                  1.5
All Officers and
Directors as a group
(4 persons)             6,065,000               65.9

Securities listed as "beneficially owned" by a person who directly or indirectly holds or shares power to vote or dispose of the securities, whether or not the person has an economic interest in the securities. In addition, a person is deemed a beneficial owner if he has the right to acquire beneficial ownership within 60 days, whether upon the exercise of a stock option or otherwise.

<F1>
Unless otherwise indicated, the individuals or entities identified herein each own their respective shares and sole investment powers regarding their disposition. The percentages are based upon 9,206,235 shares of J-Bird common stock outstanding as of December 31, 1997 and are computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
<F2>
Hope D. Trowbridge is the sole shareholder of IMM International, Inc.

The Company intends to issue, pursuant to two Option Agreements dated October 29, 1997, a total of 60,000 shares of J-Bird. The Option Agreements are for $1.00 per share and expire on October 29, 2000.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PARTNERS AND CONTROL PERSONS

All directors of the Company serve a term of one (1) year until the next Annual Shareholders Meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Vacancies in the existing board are to be filled by a majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

The directors and executive officers of J-Bird Music Group LTD as of December
31, 1997 are as follows:
Director           Age  Present Position          Served as Director

           Since
John J. Barbieri        33   CEO,President and          October 7, 1997
              Di
rector
Douglas G. McCaskey     42   Chairman and Director     April 28,1997
Hope D. Trowbridge 37   Secretary, Treasurer      June 7,1991
                        and Director
Asa L. Fish             31   Director             April 28, 1997

The following is a brief account of the business experience, during the past five years, of each Director. Each of the Directors is a citizen of the United States who has a business address at the Company.

JOHN J. BARBIERI, CEO, President and Director of the Company, earned a B.F.A. Degree from Paier College of Art in 1986. After graduating, Mr. Barbieri joined Polygram Records as a Senior Graphics Manager responsible for the print production and graphic production budgets as well as implementing domestic production on product. In 1993, Mr. Barbieri joined Angel Records, a division of EMI Records Group as Vice President of Creative and Production Services. He was responsible for creative services production, operations and new technologies departments. Involved in creative direction, marketing and label management. Mr. Barbieri has help pioneer the new multi-media technology for CD PLUS and Enhanced CDs. He founded J-Bird Records, Inc. on November 1, 1996 and serves as its CEO, President and Director as well as serving the same positions for J-Bird Music Group LTD as of October 7, 1997.

DOUGLAS G. McCASKEY, Chairman and Director of the Company. Mr. McCaskey is a graduate and MBA candidate of Babson College, where he earned a B.S.B.A. degree in Accounting/Finance in 1975. He was a member of the class of 1976. In November, 1975 he joined Readers Digest Association as a Field Manager. In January, 1982 he joined Shearson American Express as a Vice President of Investments. He went on to work as Vice President of Investments for Oppenheimer & Company and Drexel Burnham Lambert. Mr. McCaskey has over fifteen years of experience in the field of investments, as a retail and institutional broker as well as a Registered Investment Advisor. He held several licenses, but has been inactive in the field of securities since November, 1992. Since leaving the securities industry he has been Managing Partner for several real estate partnerships and consulted for several companies.

HOPE D. TROWBRIDGE: Secretary, Treasurer and Director of J-Bird Music Group LTD since June 7, 1991. Earned a B.S. Degree in Business, concentration marketing, from Skidmore College in 1983. Over fifteen years of experience in the field of securities. Account Executive from March, 1986 to November, 1992 at Drexel Burnham Lambert, Access Securities, Minotaur Securities and Harbor Financial, Inc. Registered Agent (Series 7 and 63) August, 1983. Currently inactive in the field of securities as a Registered Representative or in any other capacity since November, 1992. From December 15, 1992 to present is the Corporate Secretary and Director of Marcorp, Inc. Served as President of J-Bird Music Group from December 1996 to April, 1997. Currently the Secretary, Treasurer and Director of J-Bird Records, Inc. Responsible for all administrative aspects of the Company as well as maintaining all compliance filings and requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

ASA L. FISH, Director of J-Bird Music Group since April 28, 1997. Served as the Corporate Secretary from April 28, 1997 until October 7, 1997. Vice President and head of Investor Relations, he has been with the Company since April, 1996.
 Prior to his joining the Company he was a Nutrition Expert and Fitness Consultant for Golds Gym.

During the past five years, none of the officers and/or directors of the Company, nor any of the affiliates or promoters of the Company filed any bankruptcy petition, have been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment or decree involving the violation of any state or federal securities laws.

All directors serve a term of one (1) year until the next Annual Shareholders Meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Vacancies in the existing board are to be filled by a majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

ITEM 6 - EXECUTIVE COMPENSATION

In the year ended December 31,1997 the chief executive officer, John J. Barbieri received a salary of $31,250.00 prior to the date of acquisition, October 7,1997. Subsequent to October 7, 1997 he did not receive a salary. In 1996 the Company did not pay a salary to its chief executive officer.

There were no stock options granted or exercised to the executive officers in 1996 or 1997.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain shareholders perform legal and accounting services for the Company. The Company issued 55,000 shares of stock valued at $55,000 for services performed for J-Bird Records Inc. as of the date of acquisition.

ITEM 8 - LEGAL PROCEEDINGS

There are no legal proceedings pending to which J-Bird is a party.

In December, 1997, J-Bird entered into a Settlement Agreement with David Rager, a former employee of J-Bird Records, Inc. Mr. Rager initiated a lawsuit pending in the Superior Court for the Judicial District of Fairfield at Bridgeport entitled Rager V. J-Bird Records, Inc., et al., whereby Rager did not want to enter into the Stock Exchange Agreement with J-Bird Music Group due to differences between Rager and J-Bird Records. Under the Agreement, Rager agreed to exchange his shares in J-Bird Records for shares in J-Bird Music Group. Rager is to receive a total of $48,000, of which $8000 was paid, and 50,000 additional shares of J-Bird Music Group LTD.

ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The principal market on which the Company's common shares have traded is the NASDAQ - Over the Counter Bulletin Board under the symbol of "JBRD".

The Company is presently authorized to issue 25,000,000 shares of common stock, par value $.001 per share, of which, as of December 31, 1997, there were 9,206,235 issued and outstanding. All shares of the common stock are of one class with equal rights and privileges with respect to voting, liquidation and dividend rights.

There are approximately 500 shareholders of record, which figures do not take into consideration those shareholders whose certificates are held in the name of broker-dealers.

As of the date hereof, the Company has not paid or declared any cash dividends.
 The Company can give no assurance that it will generate future earnings from which cash dividends can be paid. Future payment of dividends by the Company, if any, is at the discretion of the Board of Directors and will depend, among other criteria, upon the Company's earnings, capital requirements, and its financial condition as well as other relative factors. Management has followed the policy of retaining any and all earnings to finance the development of the business. Such a policy is likely to be maintained as long as necessary to provide working capital for the Company's operations.

The following table represents the average range of high and low bid quotations for the calendar quarters during the past two years.

Calendar Quarters                          High Bid             Low Bid

Fiscal Year Ended December 31, 1996
1st Quarter............                     7.50                 1.50
2nd Quarter...........                      13.50                     6.00
3rd Quarter...........                      14.50                     8.25
4th Quarter...........                      15.25                     1.25
Fiscal Year Ended December 31, 1997
1st Quarter...........                      7.75                 1.25
2nd Quarter............                     3.25                .5313
3rd Quarter............                     2.00                .5313
4th Quarter............                     1.875                    .4063

The foregoing quotations were obtained from broker-dealers and market makers who provide daily reports of the NASD Electronic Bulletin Board. The above quotes reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

Described below is information regarding all securities issued by the Company during the past three years which are unregistered and restricted shares. All transactions described below were private transactions not involving a public offering and were exempt from the registration requirements of the Securities Act pursuant to Section (4)2 thereof. No underwriter was engaged in connection with the foregoing sales of securities. All shares sold were common stock.

On April 10, 1996, the Company, pursuant to the Agreement with Laminar Fluid Control, acquired all of Laminar Fluid Control's rights, title and interests in seven (7) US and Foreign Valve Patents in exchange for 100,000 shares of stock.

On April 11, 1996, Cooke Family Trust accepted 10,000 shares of common stock as full payment of the Company's indebtedness of $10,000 for consulting services.

On May 5, 1996, the Company, pursuant to its Agreement with Rhode Island Renal Institute and Brooks Porter, acquired all of their rights, title and interest in a certain Renal Ozone Sterilization equipment in exchange, Rhode Island Renal received 125,000 shares of stock and Porter received 75,000 shares of stock.

On June 14, 1996, the Company, pursuant to its Agreement with Applied Advanced Technologies and Tovi Avnery, acquired an equity interest in AAT. Under the Agreement, the Company invested $350,000 for a 45% ownership in AAT. Tovi Avnery was issued 130,000 shares of stock pursuant to this Agreement. Pursuant to a Memorandum of Understanding signed in July, 1997, these shares are to be returned to the Company and put into treasury and are not included in the issued and outstanding figure throughout this document.

All shares issued pursuant to a subscription agreement with the Company were done so with the subscriber's knowledge and representations that the purchase of said shares was speculative and involved a high degree of risk in that (i) they may not be able to liquidate their investment in the event of an emergency, (ii ) transferability is extremely limited; and (iii) in the event of disposition, they could sustain a loss. Each subscriber acknowledged and represented that they must be able to bear the economic risk of their investment.

On April 23, 1996, the Company sold 250,000 shares of stock to Cooke Family Trust pursuant to a Subscription Agreement. The Company received $0.40 a share for a total of $100,000.

On April 25, 1996, the Company sold 150,000 shares of stock to Nostradamus, a partnership, pursuant to a Subscription Agreement. The Company received $0.735 a share for a total of $110,000.

On May 1, 1996, the Company sold 20,000 shares of stock to Lawrence D. Moses pursuant to his Subscription Agreement. The Company received $2.00 a share for a total of $40,000.

On May 15, 1996, the Company sold 10,000 shares of stock to the Bailey Realty Trust pursuant to a Subscription Agreement. The Company received $5.00 a share for a total of $50,000.

On July 26, 1996, the Company issued McCaskey Group 250,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $250,000.

On August 6, 1996, the Company issued Sandra K. Fitzpatrick 35,000 shares of stock pursuant to her Agreement with the Company as serving as a Director.

On August 8, 1996, the Company issued Donald K. Whitcher 12,000 shares of stock as full payment for his outstanding invoice of $10,000 for consulting and investor relations.

On August 14, 1996, the Company issued Cooke Capital Management 300,000 shares pursuant to the terms of his Consulting Agreement with the Company.

On December 15, 1996, the Company issued McCaskey Group 75,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $75,000.

On December 19, 1996, the Company issued Roseann E. Miller 16,500 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $16,500.

On December 19, 1996, the Company issued Judith Stevenson as custodian 500 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $500.

On December 19, 1996, the Company issued Judith Stevenson 1,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $1,000.

On January 9, 1997, the Company issued Jerold Ehrlich 7,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $7,000.

On January 13, 1997, the Company issued Michael and Cheryl Donahue 1,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $1,000.

On January 14, 1997, the Company issued Jerry and Joanee Cohen 5,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $5,000.

On January 17, 1997, the Company issued to James England 2,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $2,000.

On January 22, 1997, the Company issued Arnold and Marian Bowles 20,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $20,000.

On January 25, 1997, the Company issued Cooke Family Trust 40,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $40,000.

On January 28, 1997, the Company issued Tamara and Daniel Miller 1,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $1,000.

On February 8, 1997, the Company issued to Cooke Family Trust 50,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $50,000.

On February 15, 1997, the Company issued to Robert Fisk 5,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $5,000.

On February 25, 1997, the Company issued Chennekatu and Anney Peter 2,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $2,000.

On February 25, 1997, the Company issued William T. Rogers 2,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $2,000.

On March 18, 1997, the Company issued McCaskey Group 400,000 shares pursuant to a Subscription Agreement. The Company received $0.50 a share for a total of $200,000.

On April 9, 1997, the Company issued Bailey Realty Trust 15,000 shares pursuant to a Subscription Agreement. The Company received $1.00 a share for a total of $15,000.

On April 9, 1997, the Company issued Cooke Capital Management 60,000 shares pursuant to the terms of his Consulting Agreement with the Company.

On April 14, 1997, the Company issued Shiela R. Miller IRA 1,333 shares pursuant to a Subscription Agreement. The Company received $1.50 a share for a total of $2,000.

On April 14, 1997, the Company issued The Volunteer Realty Trust 13,333 shares pursuant to a Subscription Agreement. The Company received $1.50 a share for a total of $20,000.

On April 28, 1997, the Company issued Asa L. Fish 35,000 shares pursuant to an Agreement with the Company. The Company received $0.10 a share for a total of $3,500.

On July 28, 1997, the Company issued Asa L. Fish 100,000 shares pursuant to an Agreement with the Company. The Company received $0.10 a share for a total of $10,000.

On July 28, 1997, the Company issued IMM International, Inc. 250,000 shares pursuant to an Agreement with the Company. The Company received $0.10 a share for a total of $25,000.

Between October 7, 1997 and December 10, 1997, the Company issued 4,475,000 shares to J-Bird Records, Inc. shareholders pursuant to their Agreement with J-Bird Music Group. Pursuant to this Agreement J-Bird Records shareholders exchange their shares one for one with J-Bird Music Group.

These shares were issued to the following people:
Name                                                  Number of Shares
John J. Barbieri                                            2,960,000
Joseph Kriz                                                   200,000
Maurizio Lancia                                               200,000
Walter Ancker                                             90,000
IMM International Inc.                                        270,000
Justin Cuccia                                            210,000
David Minus                                                    70,000
James Burns                                                    80,000
Hope Trowbridge                                                 5,000
Samuel Anderson                                                 5,000
Mary McCaskey                                             10,000
Robert Morrison                                                25,000
Richard Wingate                                                10,000
John C. Buchanan                                                 500
Donald Morrison                                                 1,000
Anna Bailey                                                     1,000
Bill Kousmanidis                                                5,000
Joel Dunkel                                                      500
Mario Clericuzio                                                2,000
David B. McCaskey                                               5,000
Morrison Family Trust                                           1,000
Donna Lancia                                               7,500
Eric Friedberg                                                  2,500
Eric Sands                                                      4,000
Noteworthy Management Group                                     1,000
John Sullivan                                             80,000
Nancy Piccirillo                                                2,500
Thomas Payne                                               2,000
Paul Sitar                                                       500
Michael DeZaio                                                  5,000
Dana Barron                                                     5,000
Paul Freundlich                                                 5,000
Stephen Habetz                                                  2,000
Michael Russo                                              2,000
Fredericka Sands                                                5,000
David Rager                                                   200,000

On October 24, 1997, the Company issued Adam Frick 10,000 shares as full payment for an invoice for $10,000.

On October 24, 1997, the Company issued Mark Galbraith 10,000 shares as full payment for an invoice for $10,000.

On October 24, 1997, the Company issued Todd Connelly 18,000 shares pursuant to his Agreement with J-Bird Records. These shares are currently held in escrow.

On October 30, 1997, the Company issued Maurizio Lancia 11,000 shares as full payment for an invoice for $11,000 for legal work done for the company.

On October 30, 1997, the Company issued Joseph A. Kriz 24,000 shares as full payment for an invoice for $24,000 for legal and accounting work done for the company.

On December 8, 1997, the Company issued IMM International Inc. 500,000 shares pursuant to a Subscription Agreement. The Company received $0.25 a share for a total of $125,000.

On December 8, 1997, the Company issued IMM International, Inc. 500,000 shares pursuant to a Subscription Agreement. The Company received $0.25 a share for a total of $125,000.

ITEM 11 - DESCRIPTION OF SECURITIES

COMMON STOCK - The Company is presently authorized to issue 25,000,000 shares of common stock, par value $.001 per share, of which, as of December 31, 1997, there were 9,206,235 issued and outstanding. All of the shares of the common stock are of one class with equal rights and privileges with respect to voting, liquidation and dividend rights.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company provide that a director of officer of the Company will not be personally liable to the Company or its shareholders for monetary damages for acts or conduct of said officer or director performed for or on behalf of the Company, except for liability arising out of his own negligence or willful misconduct.

The Company is entitled under its By-laws to purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in any capacity.

ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted as a separate section of this report commencing on Page F-1.

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE.

None


ITEM 15 - EXHIBITS, FINANCIAL STATEMENTS AND REPORTS

The responses to these portions are submitted as separate documents of this report commencing after the signature page.



Exhibits:

(a) (3) and (c) Exhibit (numbered in accordance with Item 601 of Regulation S-K)

Exhibit No.                        Description

(3i)                         Articles of Incorporation
(3ii)                               By-laws
(4)                              NA
(9)                              NA
(10)                                  NA
(11)                                  NA
(12)                                  NA
(13)                                  NA
(16)                                  NA
(18)                                  NA
(19)                                  NA
(21)                           Subsidiaries (J-Bird Records, Inc)
(22)                                  NA
(23)                                  NA
(24)                                  NA
(25)                                  NA
(28)                                  NA
(29)                                  NA





                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       J-BIRD MUSIC GROUP LTD

Date: March 31, 1998


                                                          By: John J. Barbieri
                                                                (Signature)
                                                          President and CEO,
                                                          Director







Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Date: March 31, 1998

                                                          Douglas G. Mc Caskey
                                                                (Signature)
                                                     Chairman, Director



Date: March 31, 1998

                                                    Hope D. Trowbridge
                                                            (Signature)
                                                    Corporate Secretary,
                                                                 Director


Date: March 31, 1998

                                                         Asa L. Fish
                                                          (Signature)
                                                     Director























                                                  Schnitzer & Kondub P.C.
                                                  Certified Public Accountants
                                                  550 Mamaroneck Avenue
                                                  Harrison, New York 10528




Board of Directors
J-Bird Music Group LTD.

We have audited the accompanying balance sheets of J-Bird Music Group LTD. as of December 31, 1997 and the related statements of operations and retained earnings, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J-Bird Music Group LTD. as of December 31, 1997 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is in the process of raising capital to fund its operations. Although management believes that the financing will occur and it will become profitable, no assurance can be given that the financing will occur and the Company will become profitable. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Schnitzer & Kondub P.C.
Harrison, New York
February 18, 1998











                              J-BIRD MUSIC GROUP LTD
                                  BALANCE SHEET


                                DECEMBER 31, 1997

ASSETS
Inventory                                               53,766
Accounts receivable                                     10,095
Loans receivable, shareholder                               35,000
Recording advances                                21,665
Note receivable                                        500,000
                                                           ----------
Total Current assets                                             620,526

Fixed assets, net                                      153,475

Cost in excess of net assets acquired                 2,206,308
Accumulated amortization                               (32,664)
                                                           ----------
                                                           2,173,644

Note receivable                                        350,000

Other assets                                       30,279
                                                 ----------
Total assets                                     3,327,924
                                                ___________

LIABILITIES AND STOCKHOLDERS' EQUITY

Account payable and accrued expenses                   378,816
Notes payable                                      90,000
                                                -----------
Total current liabilities                              468,816

Due to shareholders and officers                        30,880
                                                -----------
Total Liabilities                                      499,696

Stockholders' Equity
Common stock $.001 par value
25,000,000 shares authorized, 9,206,235 issued
and outstanding                                                9,206
Paid in capital                                       6,478,143
Deficit                                         (3,659,121)
                                                -----------
                                                           2,828,228

Total Liabilities and Equity                        $ 3,327,924
                                               ___________





                             J-BIRD MUSIC GROUP LTD.
                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                   1997         1996
Net sales                                      $ 13,226    $  -

Cost of sales                               7,316        -
                                                      5,910        -



Operating expenses:
Advertising and promotion                        54,147       -
Professional fees1                          53,689       -
Amortization and depreciation                        104,890    228,215
Salaries                                    9,715        -
Consulting fees                                 134,062    109,256
Rent                                             8,158        -
Travel and entertainment                         36,262       -
Selling expenses                                 8,571        -
Administrative expenses                          73,867    135,839
                                         ---------        ---------
                                                    583,361          473,310

Net (loss) before other income (expense)            (577,451)     (473,310)

Other income (expense):
Loss from disposition of assets               (2,610,250)        -
Bad debt recovery                                40,000       -
                                         ----------     ---------
                                                  (2,570,250)           -

Net loss                                 (3,147,701)    (473,310)
                                         ___________   __________

Net loss per common share                       $  (0.62)   $(0.17)
                                         ___________   __________

Weighted average common shares outstanding     5,116,298      2,705,886














                           J-BIRD MUSIC GROUP LTD.
              STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1997 AND 1996

              (Amounts in dollars, except shares)
                                                       Retained
                               Common Stock   Paid-in  Earnings
                           Shares     Amount  Capital (Deficit)  Total

  _____________________________________________________
BALANCE AT
JANUARY 1, 1996          2,002,469   2,002    25,245   (38,110)  (10,863)

Net Loss               -              -      -     (473,310) (473,310)
Stock issued for
Investments              400,000      400     3,299,600   -       3,300,000
Stock issued for cash    1,030,000    1,030   641,970     -       643,000
Stock issued for
services                 -           -         -       -         -
                   _______________________________________________________
BALANCE AT
DECEMBER 31, 1996  3,432,469       3,432   3,966,815(511,420)   3,458,827

Net loss              -        -       -     (3,147,701)(3,147,701)
Stock issued for J-Bird
Records, Inc.           4,358,100    4,358   1,839,750   -        1,844,108
Stock issued for cash   1,355,666    1,356   611,638     -        612,994
Stock issued for
services                60,000     60      59,940        -        60,000
                   ______________________________________________________

BALANCE AT
DECEMBER 31,1997        9,206,235    9,206   6,478,143(3,659,121) 2,828,228








                        J-BIRD MUSIC GROUP LTD
                             STATEMENT OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1997 AND 1996

                        (All amounts in dollars)
Cash flows from (used in) operating activities     1997         1996

Net (loss)                                    (3,147,701)     (473,310)
Adjustments to reconcile net (loss) to net cash
from (used in) operating activities:
Amortization and depreciation                       104,890           228,215
Stock issued for services                      60,000             -
Loss on sale of assets (non cash)              2,511,250          -
Decrease in accounts receivable                37,115        -
Increase in inventory                          (9,116)       -
Increase in recording advances                 (4,560)            -
Other assets                              (1,300)            -
Decrease in accounts payable                   (69,004)           -
                                         __________    __________

Net cash (used in) operating activities             (518,426)    (245,095)
Cash flows from (used in) investing activities

Increase in note receivable                    (110,000)    (70,000)
Decrease in note receivable                     70,000            -
Fixed assets acquired                          (10,250)          (13,403)
Loan receivable                                 8,718             -
Cash paid for investments                      (53,000)           (311,500)
                                          ___________  ___________
Net cash (used in) investing activities             (94,532)           (394,903)

Cash flows from (used in) financing activities
Stock issued for cash                          612,250            644,319
Due to shareholder                        (5,750)            (2,949)
Notes payable                              40,000          -
Officer loan                              (35,000)              -
                                          ___________  ___________
Net cash from (used in) financing activities        611,500            641,370

Net increase in cash                           (1,458)            1,372

Cash, beginning of year                         1,458           86

Cash, end of year                                 -             1,458
                                          ___________  ___________
                                          ___________  ___________
Supplemental cash flow information:

Stock issued for investments:

Rhode Island Renal Institute                                     2,475,000

Laminar Fluid Controls- patent                                825,000



J- Bird Music Group LTD.
Notes to Consolidated Financial Statements
Years Ended December 31, 1997 and 1996


Note 1.  Organization and Significant Accounting Policies

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records Inc. for the equivalent number of shares of Caltron Inc. The total number of shares exchanged in this transaction was 4,358,000. Upon entering into these agreements, Caltron, Inc. acquired J-Bird Records, Inc. On October 8 1997, Caltron, Inc. changed its name to J-Bird Music Group LTD. J-Bird Records, Inc., is a wholly owned subsidiary of J-Bird Music Group LTD.

As a result of this transaction, the former shareholders of Caltron, Inc. will be the controlling shareholders of the Company. This transaction has been accounted for as purchase of J-Bird Records, Inc. by Caltron, Inc.

J-Bird Records, Inc. is the first World Wide Web Recording Label (TM). The Company was officially launched on November 1, 1996 to market, distribute and sell music via a new medium - the Internet. At its Website, located at http://www.j-birdrecords.com, the Company attracts and signs recording artists through its on-line office and promotes, markets and sells their recordings through its on-line record store.

The Company has experienced operating losses since its inception and has experienced significant cash flow problems. The Company is in the processing of raising capital through various services to fund its operations and has implemented certain operating strategies to obtain profitably.

Investments in Affiliates

The Company accounts for its investments in affiliates by using the equity method of accounting, under which the Company's share of earnings of these affiliates is reflected in the statement of operations. Investments acquired through the issuance of the Company's stock are recorded at an average of the most recent sales price of the stock at the date of acquisition.

Fixed Assets

Fixed assets are recorded at cost and are being depreciated over their estimated useful lives (5 to 15 years).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, J-Bird Records Inc. Material intercompany balances and transactions have been eliminated in consolidation.

Cash

For purposes of the statement of cash flows, the Company considers cash as cash held in operating accounts and all highly liquid investments with a maturity of three months or less to be cash equivalents.


Inventory

Inventory of $ 53,766, stated at the lower of cost or market (first in, first out), consists of musical CDs.

Revenue Recognition

Revenue is recorded when CDs are shipped from its fulfillment center. The Company maintains its inventory at a fulfillment center, which provides the shipping to customers.

Accounts receivable are presented net of $-0-  doubtful accounts.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired (Goodwill) of $2,206,308 represents the consideration paid in excess of net assets acquired in the J-Bird Records Inc. acquisition. Accumulated amortization at December 31, 1997 was $32,664. Goodwill is being amortized over 15 years.

Recording Advances

Recording advances represent advances against future royalties of certain recording artists. Royalties are accrued at 12% of an artist's sales.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes."

Basic Earnings Per Share

In 1997 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share". Earnings per share are based on the weighted average number of shares outstanding. Common stock equivalents have not been considered as their effect would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Restatements

Certain reclassifications and restatements have been made to prior years financial statements to conform with the current years presentation

Note 2. J-Bird Records Inc.

On October 7, 1997, Caltron, Inc. entered into a stock purchase agreement with the shareholders of J-Bird Records, Inc. to purchase their shares of J-Bird Records, Inc. for the equivalent number of shares of the Company. The total number of common shares exchanged in this transaction was 4,358,000 and was valued at $1,840,000 Certain cash payments made and expenses incurred of $366,000 increased the purchase price to 2,206,000. This transaction has been accounted for as a purchase. Cost in excess of net assets acquired will be amortized over 15 years using the straight line method. The financial statements include the operations of J-Bird Records, Inc. since October 7, 1997, date of acquisition.

The following table summarizes the unaudited pro forma results of operations of the Company for the  years ended December  31, 1997 and 1996, assuming the acquisition of J-Bird Records Inc. had occurred on January 1, 1996. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place on January 1, 1996 or of future results of operations.
                                                1997            1996
Net Sales                                   $ 145,248      $ 6,375
Net (Loss)                                   ($3,581,095)  ($ 852,374)
Net (Loss) per share                        ($.43)         ($.12)

Note 3.-Disposition of Long Term Assets and Investments

Laminar Fluid Controls

On November 15, 1995, the Company entered into an agreement with Laminar Fluid Controls to purchase seven patents relating to fluid control technologies and equipment. Laminar Fluid Controls assigned all of its rights, title and interest in said patents to the Company and in return received 100,000 shares of the Company's common stock. On April 22, 1997, the Company entered into an option agreement with Field Technologies, LLC ("FTL"), a company based in Bangor, Maine. Under this Agreement, the Company merged its patents into FTL for a five percent (5%) equity position in FTL. In the event the Company does not receive distributions of at least $100,000 on or before December 31, 2000, it shall be entitled to increase its interest in FTL from 5% to 10%, and the other members' interests in FTL shall be reduced on a basis proportionate to their relative interests. FTL is an operating company run by the original inventor of the patented valve technology.

In 1997 the Company wrote down the value of its patents to $-0- in accordance with Statement of Financial Accounting Standard 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of" and recognized a loss of $701,000.

Rhode Island Renal Institute

On May 3, 1996, the Company entered into an agreement with Rhode Island Renal Institute ("RIRI") and Brooks Porter ("Porter"). RIRI and Porter entered into a development and investment agreement and pursuant to this agreement, RIRI agreed to provide financial support, clinical testing facilities and supplies to Porter to assist his development of the Renal Ozone Sterilization System ("ROSS"). Under the agreement with the Company, RIRI and Porter assigned to the Company the right to manufacture and distribute ROSS and any interests created by the development and investment agreement among Porter and RIRI. In accordance with the agreement, RIRI received 125,000 shares of restricted common stock of the Company.

In December 1997, the ROSS Corporation signed an agreement with the Company where the ROSS Corporation is going to buy the Company's interest in the Ross Project for $500,000 and have executed an agreement and promissory note for that amount. In connection with this transaction the Company recognized a loss of $1,810,000.

Applied Advanced Technology

On June 14, 1996, the Company entered into an Agreement with Applied Advanced Technologies, Inc. ("AAT") and Tovi Avnery ("Avnery") to acquire an interest in AAT and for AAT to acquire an equity interest in the Company. Under the terms of this agreement, the Company received an interest in the rights, title and interest in and to an electron beam technology. Under this Agreement, the Company was to advance a total of $300,000 dollars to AAT. AAT received a total of $350,000. In return, the Company received 114,546 shares of common stock of AAT, representing 45% ownership in the company. Avnery also received 130,000 shares of restricted common stock of the Company.

On July 15, 1997, the Company and AAT entered into a memorandum of understanding to terminate its relationship whereby AAT will pay the Company $350,000 plus interest, not to exceed $500,000, by July 31, 1999. In September, 1997, the Company executed a release and assignment of interest in AAT, to be held in escrow until said monies owed to the Company have been paid in full. The Company and AAT entered into a pledge agreement in favor of the Company, wherein AAT permitted the pledge of all issued and outstanding shares of capital stock of AAT, as well as its patent/patent pending in a certain electron beam accelerator, to secure AAT's obligation to make certain deferred payments to the Company under the $350,000 promissory note. AAT also executed a release and assignment of interest in the Company. All shares of common stock of the Company owned by AAT or Avnery are to be returned to the Company and are not included in the outstanding shares of the Company at December 31, 1997.

Note 4. Note Receivable

Notes receivable consists of:

Note from AAT bearing interest at the prime rate due
July 31,1999 AAT has pledged its outstanding stock and
patent/pending to secure this note                              $ 350,000

Note from Ross Corporation bearing interest at 5% due
December 10,1998. The note is collateralized by the
patent/pending associated with the ROSS project                 $ 500,000



Note 5. Related Party Transactions

Certain shareholders perform legal and accounting services for the Company. The Company issued 55,000 shares of stock valued at $55,000 for services performed for J-Bird Records Inc. as of the date of acquisition.

Note 6.  Property and Equipment

Property and equipment consist of:



Computer equipment and software                            $ 153,829
Leasehold improvement                                          8,571
Furniture and fixtures                                         2,766
                                                      __________
                                                        165,166
Accumulated depreciation                                    ( 11,691)
                                                      __________
                                                       $153,475

 Note 7.  Notes Payable

Amounts due at December 31, 1997 consist of the following:

Note payable - stockholder                               40,000
                                               In connection with a judgment of
$48,000
against the Company for past services.
The Company entered into a settlement
agreement to pay the claimant $48,000
and issue 50,000 shares of common stock.
Payments of $8,000 per month for 5 months commence in February, 1998

Note payable - stockholder                               30,000
                                                                    This
represents a $30,000 note bearing interest at the prime rate to provide the Company working capital.
Warrants to purchase 2% of the Company's stock were issued in connection with this note.

Note payable to a former shareholder for                       20,000
$20,000 bearing interest at the prime rate            _________



$  90,000
                                                 ---------


Note 8.  Commitments and Contingencies

(a)  Leases

The Company has an operating lease agreement for an office condominium. Aggregate annual minimum future rental payments under the lease are $31,650, in 1998: $ 31,650, in 1999: and $18,466 in 2000. The Company has an option to purchase the office condominium for $379,800 at the end of the lease.
Fifty percent of the aggregate lease payments would be applied to the purchase price.

(b)  Operating  Agreements

The Company has a one year agreement with a public relations firm that requires monthly payments of $4,500 in 1998.

(c) Royalty  Agreements

The Company typically has three year agreements with recording artists that require royalty payments at 12% of the artists' sales.

 (d) Common  Stock

During the years ended December 31, 1997 and 1996, the Company issued shares of its common stock. These shares were not registered under the Securities Act of 1933 based on the exemption from registration thereunder provided by section 4
(2), thereof for offerings not involving a public offering.

At December 31, 1997 options to purchase $60,000 shares of stock at $1 per share were outstanding.